UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

Acquisition of BlueCap Management Consulting S.L.

On December 18, 2020, Globant S.A. (the “Company”), through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with the equityholder of BlueCap Management Consulting S.L., a Spanish limited liability company (sociedad limitada) (“BlueCap”), pursuant to which the Company purchased all of the outstanding equity interests in BlueCap (the “Acquisition”). The transaction was simultaneously signed and closed. BlueCap provides leading financial institutions consulting services primarily related to strategic management of risk, capital and value.

Upon the closing of the Acquisition, the Company paid €72 million to the seller, of which €43.2 million were paid in cash (plus/minus the shortfall or excess in BlueCap’s estimated cash at December 31, 2020 versus minimum required cash at such date) and €28.8 million were paid through the issuance of common shares of the Company to the seller. The shares issued at closing were valued based on the volume weighted average trading price of the Company’s common shares during the 60-trading-day period ended 10 days prior to the closing date. The Company will make additional payments in cash to the seller of €14.0 million, €8.4 million and €5.6 million by March 31, 2022, March 31, 2023 and August 31, 2024, respectively, in each case, less any deductions for purchase price adjustments related to working capital, accounts receivable, minimum required cash at December 31, 2020 or for seller-indemnified losses in accordance with the Purchase Agreement. Additional amounts may be payable to the seller by March 31, 2022 and March 31, 2023 of up to €10.0 million on each such date, subject to BlueCap’s achievement of specified revenue and operating margin targets for the period from January 1, 2021 through December 31, 2021 (in the case of the first payment) and the period from January 1, 2022 through December 31, 2022 (in the case of the second payment). Each such contingent payment is subject to upwards adjustment based on overachievement of the financial targets and to deduction for seller-indemnified losses in accordance with the Purchase Agreement.

The common shares issued by the Company in connection with the Acquisition are subject to a lock-up provision, which releases three equal portions of such shares after 6, 12 and 18 months from the closing date of the Acquisition. The common shares were issued in reliance on the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this Report on Form 6-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. Such statements may include, but are not limited to, statements about the Acquisition, and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of the Company’s management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation, those items identified as “risk factors” in the Company’s most recently filed Annual Report on Form 20-F. Therefore, investors are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Press Release

The Company is furnishing under the cover of this report on Form 6-K the following:

Exhibit 99.1	Press release, dated December 18, 2020

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: December 18, 2020